July 21, 2009

Mr. Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

      Re: **Bluegreen Corporation**
               Form 10-K for the year ended 12/31/2008
               Filed on 3/16/2009
               Preliminary Proxy Statement on Schedule 14A
               Filed on 4/15/09
               File No. 001-09292

Dear Mr. Puleo:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Exhibit A – Compensation Discussion and Analysis

Cash Bonus

1. We note your response to our prior comment 1 and reissue that comment in part. Please revise to include the regional timeshare sales and field operating profit targets and expand your narrative to explain the material terms of the program necessary to understand how the bonus was determined. Please supplementally

tell us what the revised disclosure would look like and revise your future filings accordingly.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros, Special Counsel, at (202) 551-3655 with any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant